Exhibit 23.1

Consent of Independent Petroleum Engineers and Geologists

We hereby consent to the references to our firm in this Current Report on Form 8-K (the “Current Report”) and the offering circular related to the offering described therein (the “Offering Circular”) filed by Jones Energy, Inc. and to the use of and incorporation by reference in the Current Report and Offering Circular of our estimates of reserves and value of reserves and our reports on reserves as of December 31, 2017, 2016 and 2015 for Jones Energy Holdings, LLC.  We further consent to the reference to our firm under the caption “Independent Reserve Engineer” in the Current Report and Offering Circular.

/s/ Todd Brooker
W. Todd Brooker, P.E.
President
Cawley Gillespie & Associates, Inc.
Texas Registered Engineering Firm F-693.
Austin, Texas
February 5, 2018